FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April 2009

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The Proxy Statement attached to this form 6-K is hereby incorporated by reference into all effective registration statements and into the registration statement on Form F-3 (no. 333-152020) as amended, filed by us under the Securities Act of 1933.

Attached hereto and incorporated by reference herein is the Registrant’s Notice of Meeting and Proxy Statement for the Special General Meeting of Shareholders to be held on May 14, 2009.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Eyal Cohen —————————————— Eyal Cohen CFO

Dated: April 7, 2009

B.O.S. Better Online Solutions Ltd.
20 Freiman Street
Rishon Le Zion 75101
Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on May 14, 2009

        To our Shareholders:

You are invited to attend a Special Meeting of Shareholders of B.O.S. Better Online Solutions Ltd. (the “Company”) to be held at the offices of Catalyst Fund L.P., at 3 Daniel Frisch St., 11th floor, Tel-Aviv, Israel, on May 14, 2009 at 14:00 p.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	To approve a private placement of convertible debt securities of the Company.

2.	To approve an increase in the number of shares available for issuance under the Company’s 2003 Israeli Share Option Plan.

3.	To approve an additional grant of options to certain directors of the Company.

4.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

        The Board of Directors has fixed the close of business on April 13, 2009 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

        All the proposals are ordinary resolutions which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

        The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Special General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

        Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Edouard Cukierman	Shalom Daskal
Chairman of the Board of Directors	Chief Executive Officer

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

B.O.S. Better Online Solutions Ltd.

20 Freiman Street
Rishon Le Zion 75101
Israel

SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 14, 2009

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 4.00 nominal value (the “Ordinary Shares”), of B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) in connection with the solicitation of proxies to be voted at the Special Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of Catalyst Fund L.P., at 3 Daniel Frisch St., 11th floor, Tel-Aviv, Israel, on May 14, 2009 at 14:00 p.m. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.	To approve a private placement of convertible debt securities of the Company.

2.	To approve an increase in the number of shares available for issuance under the Company’s 2003 Israeli Share Option Plan.

3.	To approve an additional grant of options to certain directors of the Company.

4.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

        A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. By appointing “proxies,” shareholders may vote their Ordinary Shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of the Board of Directors of the Company. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Special General Meeting of Shareholders enclosed with this Proxy Statement. If any other business is properly brought before the Meeting, however, it is the intention of the persons named as proxies to vote in respect thereof in accordance with their best judgment. Shares represented by executed and unrevoked proxies will be voted. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israeli Companies Regulations (Proof of Ownership for Voting in General Meeting), 2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 20 Freiman Street, Rishon Le Zion, 75101 Israel, attention: Mr. Eyal Cohen. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present. Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

        The proxy solicited hereby may be revoked at any time prior to its exercise by means of a written notice delivered to the Company at its mailing address, which is, in Israel, 20 Freiman Street, Rishon Le Zion, 75101 Israel or in the United States, c/o American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, USA, by the substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

        The Company expects to mail this Proxy Statement and the enclosed form of proxy to shareholders on or about April 15, 2009. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, telegraph, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of Ordinary Shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

        Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on April 13, 2009 are entitled to notice of and to vote at the Meeting. The Company had 13,027,514 Ordinary Shares issued and outstanding on March 25, 2009, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for any purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33?% of the voting rights, will constitute a quorum at the Meeting.

        Votes Required. All the proposals are ordinary resolutions which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

I.	PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of March 25, 2009, information to the best of the Company’s knowledge, as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares and as to all directors and officers of the Company as a group. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 13,027,514 shares outstanding as of March 25, 2009.

	Shares Beneficially Owned
Name and Address	Number	Percent

Catalyst Fund, L.P. (1)(2)
3 Daniel Frisch Street,
Tel-Aviv 64731, Israel	2,117,252	16.25%
SITA SA (3)
27 Route de GY,
1252 Meinier, Geneva
Switzerland	829,839	6.75%
DS Apex Holdings Ltd. (4)
23 Yehuda Halevy St.
Tel-Aviv, Israel	1,354,996	10.4%
Officers and directors as a group (5)	710,182	5.45%

(1) “Catalyst Fund” refers collectively to Catalyst Fund L.P., Catalyst Fund II L.P. and Catalyst Fund III, L.P., all of which are limited partnerships organized and existing under the laws of the State of Israel, and which share the same general partner, Catalyst Investments L.P. Mr. Edouard Cukierman, the Chairman of the Company’s Board of Directors, may be deemed to have sole voting and dispositive power with respect to the shares held by Catalyst Fund. Mr. Cukierman disclaims beneficial ownership in such shares, except to the extent of his proportionate interest in them as an indirect shareholder in the general partner of Catalyst Fund.

(2) Does not include 270,907 warrants to purchase Ordinary Shares of the Company.

(3) Mr. Gérard Limat, a member of our board of Directors is the Chairman of SITA SA and may be deemed to have sole voting and dispositive power with respect to the shares held by SITA SA.

(4) Refers to the holdings of DS Apex Holdings Ltd. and its subsidiaries. Includes 525,157 Ordinary Shares DS Apex Holdings Ltd. holds for its nostro accounts. Does not include 270,907 warrants to purchase Ordinary Shares of the Company.

(5) Does not include 1,749,307options to purchase Ordinary Shares of the Company granted and currently held by officers and/or directors of the Company.

II.	RESOLUTIONS

1.	PRIVATE PLACEMENT OF CONVERTIBLE DEBT SECURITIES

        On March 30, 2009 the Board of Directors of the Company resolved, subject to shareholder approval, to approve the issuance of up to $3,750,000 in principal amount of debt convertible into Ordinary Shares (the “Principal Amount”) and of warrants, in one or more private placements, to be consumated by December 31, 2009.

        The Company shall repay the Principal Amount and the accrued Interest (as defined below) in one payment, three years following the closing of the transaction (the “Maturity Date”), unless converted on or before the Maturity Date into Ordinary Shares.

        Interest shall accrue from the grant of the Principal Amount on the unpaid Principal Amount at the rate equal up to 8% per annum, compounded annually (and prorated with respect to any portion thereof), until the Principal Amount is paid in full, if not converted prior to its repayment (the “Interest”).

        The warrants to be issued shall amount to up to 100% of the number of Ordinary Shares into which the Principal Amount is convertible (i.e. up to 100% warrant coverage) and shall be exercisable for 18 months to 36 months from grant, at an exercise price per Ordinary Share of the lower of $0.6 or the average trading price of the Company’s Ordinary Shares on the Nasdaq Market in the 20 trading days prior to the date of the Meeting.

        In case that the Principal Amount shall be converted into Ordinary Shares of the Company, the price per share of the Ordinary Shares shall be the lower of $0.7 or 120% of the average trading price of the Company’s Ordinary Shares on the Nasdaq Market in the 20 trading days prior to the date of the Meeting.

        Certain affiliates of the Company’s directors may participate in the private placement and/or receive placement fees in connection therewith, subject the approval of the Audit Committee and the Board of Directors.

        At this time the Company does not have clear indications of interest from potential investors and does not know the exact terms and conditions of the financing and shareholders approval is sought in advance. The affirmative vote of a majority of the Ordinary Shares represented at the meeting in person or by proxy and voting thereon is required in order to approve the private placement.

        At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the private placement of debt securities convertible into Ordinary Shares and warrants to purchase Ordinary Shares, under the abovementioned terms and conditions, as recommended by the Board of Directors, and to authorize the Board of Directors to negotiate and finalize the terms of such financing.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

2.	INCREASE OF SHARES RESERVED FOR ISSUANCE PURSUANT TO THE 2003 ISRAELI SHARE OPTION PLAN

          Under the 2003 Israeli Share Option Plan (the “Plan”), employees, directors, consultants and service providers of the Company or its subsidiaries may be offered an opportunity to acquire Ordinary Shares of the Company (the “Options”). The Board of Directors has approved (subject to shareholders approval) to increase the number of Ordinary Shares available for issuance under the Plan, from 2,600,000 to 4,150,000, as the current option pool has almost been fully allocated. The Plan is currently the only active plan from which Options are being granted.

        The increase of the Ordinary Shares available for issuance under the Plan is required due to the grant of Options to certain of the Company’s directors (as further detailed below) and due to the grant of Options to the Company’s employees, partially in view of across-the-board salary reductions implemented in the Company (as reported in a Company’s press release on Form 6-K on March 30, 2009). The Company’s Board of Directors has approved a total grant of 1,117,783 Options to 80 employees.

        At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve an increase of the number of Ordinary Shares available for issuance under the Company’s 2003 Israeli Share Option Plan, from 2,600,000 to 4,150,000.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

3.	APPROVAL OF GRANT OF ADDITIONAL OPTIONS TO CERTAIN DIRECTORS OF THE COMPANY

        In accordance with the resolutions of the Company’s shareholders on August 5, 2004 and June 29, 2005 the directors of the Company received 7,500 Options and if applicable, the directors are entitled to an additional amount of 7,500 Options on the third anniversary of their service as directors of the Company.

        In addition, on March 22, 2009 the Company’s Audit Committee and on March 23, 2009 the Board of Directors of the Company, approved the grant of additional grant of Options to the Company’s directors (excluding the external directors and Mr. Edouard Cukierman), upon the terms detailed below:

AMOUNT – 14,000 Options to each director.

EXERCISE PRICE – $1.00.

VESTING COMMENCEMENT DATE: Date of approval by the Shareholders of the Company.

OPTION TERMS – The Options will vest and become exercisable over a period of four years, in four equal parts as follows: 25% after one year from the date of grant, with an additional 25% becoming exercisable upon the expiration of each of the three years thereafter.

MAXIMUM OPTION TERM – Five years from vesting.

PAYMENT – Payment for Ordinary Shares purchased upon exercise of Options must be made in full upon exercise of the Option, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the shares being acquired upon exercise of an Option, or by any combination of the foregoing.

RESTRICTIONS ON TRANSFER OF PLAN SHARES – Options are exercisable in whole or in part at such times after the date of grant as set forth above. Options are exercisable during the lifetime of the Option holder only by such Option holder, and may not be assigned or transferred except by an advance approval of the Company’s Audit Committee, by will or by the laws of descent and distribution. Options shall be exercisable during the term the Option holder holds office as a director of the Company or within 60 days after leaving this position, with certain exceptions in the case of the Option holder’s death or disability.

        At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to issue to each of the directors of the Company (excluding the external directors and Mr. Edouard Cukierman) 14,000 Options to purchase the Company’s Ordinary Shares upon the terms and conditions described in the proxy statement and in accordance with the Company’s 2003 Israeli Share Option Plan. “

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

4.	OTHER BUSINESS

        The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the Ordinary Shares in accordance with their best judgment with respect to such matters.

By Order of the Board of Directors,

Edouard Cukierman	Shalom Daskal
Chairman of the Board of Directors	Chief Executive Officer

April 7, 2009

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

B.O.S. BETTER ONLINE SOLUTIONS LTD.

May 14, 2009

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

 Please detach along perforated line and mail in the envelope provided.

00030030300000001000 7	051409

Please refer to the Proxy Statement discussion of each of these matters.
THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” EACH OF THE LISTED PROPOSALS:
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

		FOR	AGAINST	ABSTAIN
1.

To approve the private placement of debt securities convertible into Ordinary Shares and warrants to purchase Ordinary Shares, under the terms and conditions detailed in the Proxy Statement, as recommended by the Board of Directors, and to authorize the Board of Directors to negotiate and finalize the terms of such financing.

		☐	☐	☐

2.	To approve an increase of the number of Ordinary Shares available for issuance under the Company’s 2003 Israeli Share Option Plan, from 2,600,000 to 4,150,000.	☐	☐	☐

3.

To issue to each of the directors of the Company (excluding the external directors and Mr. Edouard Cukierman) 14,000 Options to purchase the Company’s Ordinary Shares upon the terms and conditions described in the Proxy Statement and in accordance with the Company’s 2003 Israeli Share Option Plan.

		☐	☐	☐
In their discretion, the proxies are authorized to vote upon such other business as may properly come before the general meeting and any adjournments thereof.

PLEASE COMPLETE, DATE, SIGN AND MAILTHIS PROXYCARD IN THE ENCLOSED PREPAID ENVELOPE.

	Check here if you plan to attend the Special General Meeting	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

FOR THE SPECIAL GENERAL MEETING TO BE HELD ON MAY 14, 2009

The undersigned, revoking previous proxies, hereby appoint(s) Edouard Cukierman and Shalom Daskal, or any one of them, proxies, with full power of substitution, to act for and in the name of the undersigned to vote all ordinary shares of B.O.S. Better Online Solutions Ltd. which the undersigned is entitled to vote at the Special General Meeting of Shareholders of the Company which will be held in Israel at the offices of Catalyst Fund L.P., at 3 Daniel Frisch St., 11th floor, Tel-Aviv, Israel, on May 14, 2009 at 14:00 p.m. (local time) and at any adjournments thereof, for the purposes described in the accompanying Notice of the Meeting and Proxy Statement, for which receipt is hereby acknowledged.

Upon being returned, signed and dated, all shares represented by this Proxy will be voted as indicated by the shareholder below. IN THE ABSENCE OF SUCH INDICATION, THIS PROXY WILL BE VOTED “FOR” EACH OF THE MATTERS SET FORTH ON THE REVERSE SIDE. As to any other matter, said proxies shall vote in accordance with their best judgement.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

(Continued and to be signed on the reverse side.)